January 27, 2006

Via EDGAR, Overnight Service and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 0407

Washington DC 20549

Attn:	Mr. Larry Spirgel
Ms. Sharon Virga
Mr. Michael Henderson

RE:	Carrier Access Corporation
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-24597

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated December 22, 2005 relating to the above referenced Annual Report on Form 10-K/A (“Form 10-K/A”) of Carrier Access Corporation (the “Company”). To facilitate the staff’s review, we have recited the comments from the staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the fiscal year ended December 31, 2004

Business, page 13

Please tell us and disclose in your next filing how your accounting policies for the price protection and return rights that you discuss on page 13 as well as any other undisclosed rights.

Price Protection

Certain of our customers are contractually entitled to price protection in the event we increase or decrease prices. In our industry, price decreases are much more common. With respect to price decreases on standard products, a customer with price protection is entitled to a refund for the difference between the price paid for the same products that have been sold to a like customer in like volumes for a lower price. Generally the look-back period is 60 days. The Company has a process for reviewing whether price decreases will or have resulted in a price protection liability. The

Company has not incurred significant price protection liability during the three-year period covered in the Form 10-K/A. In the event a liability is incurred, we would accrue and record the amount as a reduction to revenue.

Please note that with respect to increases in price, the Company is constrained by contractual terms with its customer as well as market pressures to maintain competitive pricing. In many cases, we do not have the ability to increase prices unilaterally and price increases are subject to negotiation. In other situations, a 60-day advance notice is generally required in advance of the effective date for a price increase. We will expand our description in our next filing to reflect the foregoing.

Stock Rotation Return Rights

As we have noted on page 13 of the Form 10-K/A, certain customers have limited contractual rights of return under stock rotation rights. These rights have limitations on both the dollar amount of the inventory that may be returned and the period of time returns are allowed. Customers do not have a contractual right to return product for credit. As stated on page 13 of the Form 10-K/A, the amount of inventory that may be returned is generally limited to no more than 15% of unsold inventory of our products in return for an equal dollar amount of new products, and is limited to those products purchased by the customer within the prior four-month period. The products must be in unused, unopened (new) condition.

Our financial statements include an accrual for estimated returns pursuant to stock rotation return rights. The maximum estimated returns are computed based on sales to customers with stock rotation return rights, our historical experience and known return requests received from customers. We have evaluated the characteristics of our stock rotation return rights relative to the requirements of FAS 48 “Revenue Recognition When Right of Return Exists,” and applicable portions of SAB Topic 13 “Revenue Recognition,” including our ability to make a reasonable estimate of expected returns. We believe that our practices as described above are consistent with this guidance. Under “Critical Accounting Policies” on page 35 of the Form 10-K/A we state: “Certain customers have the right to return products for a limited time after shipment as part of a stock rotation program. Revenue is reduced by estimated stock rotation returns based upon historical return rates.” We will expand this description in our next filing.

We believe there are not any undisclosed rights.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.	You have disclosed that the fair values of the individual elements of multiple element arrangements are determined primarily based upon sales price. Tell us about the other methods that you use to determine fair value.

We base our sales pricing for individual elements on either the stand-alone selling prices for these elements when sold separately, or on prices of similar, substantially interchangeable elements sold to similar customers. Accordingly, we believe that selling prices are appropriate indicators of fair value.

In our next filing, we will add disclosure to clarify our application of EITF 00-21 relative to our revenue arrangements involving multiple deliverables.

Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 41

2.	If the captions “cost of sales” and “gross profit” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “cost of sales” or remove the caption “gross margin” and indicate the amount of applicable depreciation that is excluded from “cost of sales.”

We supplementally advise the staff that we classify depreciation expense in our consolidated statement of operations according to the use of the assets, with depreciation expense for property and equipment directly attributable to the generation of revenue within cost of sales. Depreciation expense for other assets used in our business is classified similarly based upon the use of the assets with sales and marketing, research and development, and general and administrative expense captions.

We respectfully advise the staff that approximately $1.0 million in depreciation expense was included in Cost of Sales for the year ended December 31, 2004.

Form 10-K for the fiscal year ended December 31, 2004

3.	Please provide us with a summary of your entries to arrive at your restatements for 2003 and 2004. We have been unable to reconcile certain items such as inventory, inventory valuation, deferred taxes, passage of title adjustments to revenue, and probability of collection adjustments to revenue. We may have further comments.

The table below shows a reconciliation, by line item, of amounts originally reported in the Form 10-K/A to the restated amounts for Fiscal 2004 and 2003. Please advise if you require further information.

Carrier Access Corporation

Summary of Restatement Adjustments

($ in millions)

	2004 Restated							2004 Initially reported	2003 Restated				2003 Initially reported
		Passage of Title	Probability of Collection	Undelivered Elements	Inventory Valuation	Deferred Tax	2003 Impact			Passage of Title	Inventory Valuation	Deferred Tax
Net revenue	95.493	(1.154)	(4.514)	(0.214)				101.375	62.472	(0.084)			62.556
Cost of goods sold	55.381	(0.695)	(2.344)		(0.181)			58.601	36.086	(0.050)	0.912		35.224

Gross profit	40.112	(0.459)	(2.170)	(0.214)	0.181	—	—	42.774	26.386	(0.034)	(0.912)	—	27.332

Operating expenses:
Sales and marketing	15.963			0.016				15.947	11.776				11.776
Research and development	18.194							18.194	11.001				11.001
General and administrative	7.198							7.198	5.362				5.362
Goodwill and intangible amortization	1.268							1.268	0.262				0.262
Asset impairment charges	—							—	—				—
Restructuring charges	0.218							0.218	—				—
Settlement expenses	2.138							2.138	—				—
Bad debt expense (recoveries)	(0.289)							(0.289)	(3.085)				(3.085)

Total operating expenses	44.690	—	—	0.016	—	—	—	44.674	25.316	—	—	—	25.316

Income (loss) from operations	(4.578)	(0.459)	(2.170)	(0.230)	0.181	—	—	(1.900)	1.070	(0.034)	(0.912)	—	2.016
Interest Income	1.652							1.652	0.353				0.353
Other income (expense), net	1.135							1.135	—				—

Income (loss) before income taxes	(1.791)	(0.459)	(2.170)	(0.230)	0.181	—	—	0.887	1.423	(0.034)	(0.912)	—	2.369
Income tax benefit	(0.012)							(0.012)	(0.089)				(0.089)

Net income (loss)	(1.779)	(0.459)	(2.170)	(0.230)	0.181	—	—	0.899	1.512	(0.034)	(0.912)	—	2.458

	Restated	Passage of Title	Probability of Collection	Undelivered Elements	Inventory Valuation	Deferred Tax	2003 Impact	Initially reported	Restated	Passage of Title	Inventory Valuation	Deferred Tax	Initially reported
Current assets:
Cash and cash equivalents	70.928							70.928	17.207				17.207
Marketable securities available for sale	37.755							37.755	19.335				19.335
Accounts receivable, net	11.949	(1.154)	(4.514)				(0.083)	17.700	18.249	(0.084)			18.333
Income tax receivable	0.161							0.161	0.083				0.083
Deferred income taxes	0.363					(0.467)	0.830	—	0.830			0.830	—
Inventory, net	32.009	0.695	2.344		0.181		(0.863)	29.652	25.273	0.050	(0.912)		26.135
Prepaid expenses and other	4.513							4.513	4.625				4.625

Total current assets	157.678	(0.459)	(2.170)	—	0.181	(0.467)	(0.116)	160.709	85.602	(0.034)	(0.912)	0.830	85.718
Property and equipment, net	12.239							12.239	7.012				7.012
Goodwill	7.588							7.588	6.748				6.748
Intangibles, net	6.412							6.412	7.692				7.692
Other assets	0.218							0.218	0.372				0.372

Total assets	184.135	(0.459)	(2.170)	—	0.181	(0.467)	(0.116)	187.166	107.426	(0.034)	(0.912)	0.830	107.542

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11.246							11.246	12.862				12.862
Accrued compensation payable	2.917							2.917	2.905				2.905
Accrued restructuring	0.260							0.260	0.536				0.536
Deferred rent	0.189							0.189	0.912				0.912
Other accrued liabilities	1.019			0.230				0.789	0.933				0.933

Total current liabilities	15.631	—	—	0.230	—	—	—	15.401	18.148	—	—	—	18.148
Deferred income taxes	0.363					(0.467)	0.830	—	0.830			0.830	—
Stockholders’ equity:
Preferred stock	—							—	—				—
Common stock	0.034							0.034	0.027				0.027
Additional paid-in capital	188.147							188.147	106.571				106.571
Deferred stock compensation	—							—	(0.012)				(0.012)
Accumulated deficit	(19.910)	(0.459)	(2.170)	(0.230)	0.181	—	(0.946)	(16.286)	(18.131)	(0.034)	(0.912)		(17.185)
Accumulated other comprehensive income (loss)	(0.130)							(0.130)	(0.007)				(0.007)

Total stockholders’ equity	168.141	(0.459)	(2.170)	(0.230)	0.181	—	(0.946)	171.765	88.448	(0.034)	(0.912)	—	89.394
Total liabilities and stockholders’ equity	184.135	(0.459)	(2.170)	—	0.181	(0.467)	(0.116)	187.166	107.426	(0.034)	(0.912)	0.830	107.542

Selected Consolidated Financial Data, page 26

4.	In your next filing, prepare Selected Consolidated Financial Data as required by Item 301 of Regulation S-K.

We respectfully advise the staff that we provided a table of “Selected Consolidated Financial Data” in Item 6 of our Form 10-K/A on page 26, which we believe meets the requirements of Item 301 of Regulation S-K. We are currently evaluating providing additional line item detail in this table which will expand the disclosure in a format more consistent with the disclosures made in our consolidated statement of operations. We respectfully request clarification if you have additional concerns about the adequacy of our disclosure in this Item not addressed herein.

Financial Statements and Supplementary Data

Summary of Significant Accounting Policies, page 44

5.	You have disclosed on page 8 that you spend significant engineering resources producing customized software and hardware. Please tell us your consideration of the applicability of SOP 97-2 to your revenue recognition policy.

We supplementally advise the staff that we have considered the provisions and scope of SOP 97-2, “Software Revenue Recognition” in our revenue recognition policy. Following such consideration, we concluded that SAB 104, “Revenue Recognition” and EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” should govern the recognition of revenue in our financial statements for the periods reported. Based upon our review of our product characteristics, marketing practices, the factors that we believe our customers consider in their purchasing decisions and our customer support activities, we have concluded that the software embedded in our products is “incidental” to the overall product sold to our customers. Specifically:

•	Although we expend resources on embedded software, the software is proprietary and embedded in the hardware. We will customize the software within the hardware device to inter-operate with other manufacturers’ telecommunications equipment. The devices are then sold in volume for uniform installation in our customer’s communications networks. The embedded software is not currently marketed or sold separately from the hardware.

•	In our marketing materials for products such as MasterSeries and the Adit 600, hardware is the focus with limited mention of software, in that the functionality provided by the embedded software is marketed as part of the overall product solution only. We do not believe that software in and of itself is a key factor in the purchasing decisions of our customers.

•	Our post contract support terms are five years on hardware and ninety days on software. Software support is limited to patches and bug fixes that are offered as part of, and covered by, our standard hardware warranty. We do not currently include or offer software upgrades or enhancements of software embedded in our products as part of our product maintenance or warranty, and we do not market or sell software independently and apart from our hardware products.

•	We do not incur significant costs related to software as contemplated by FAS 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. As noted above, we do not currently separately market or sell the software embedded in our products, nor do we provide upgrades or enhancements apart from the hardware.

•	Our products are not sold or distributed along with other software products from us or other software vendors.

We continue to evaluate our product offerings and our customers’ purchasing decisions with respect to our offerings to determine whether SOP 97-2 is applicable. We will expand our description of these items in our next filing.

6.	Tell us and disclose in your next filing your accounting policy for allocating the arrangement fee to separate elements of an arrangement.

We supplementally advise the staff that we follow the guidance in EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” in determining the fair values of individual elements in our multiple element arrangements. As noted in this EITF, the best evidence of fair value of an individual element is limited to a) the price charged for a deliverable element when it is sold separately or b) for a deliverable not yet being sold separately, the price established by management having the relevant authority. To the extent an element in a multiple element arrangement is sold separately, the price of that element is used as evidence for the fair value of the element in the entire arrangement. For items that are not sold separately, we base our estimate of fair value on prices of similar, substantially interchangeable elements sold to similar customers. We will expand on our practice with regard to this item in our next filing.

Business Combinations, page 53

7.	Tell us and disclose in your next filing how you determined the value of each intangible asset acquired from the Paragon acquisition and your basis for your amortization periods for the following acquired from the Paragon acquisition:

•	Developed product technology – 5 years

•	Customer relationships – 7 years

We engaged a major accounting firm to assist us in estimating the fair value of intangible assets in connection with our acquisition of Paragon, and in our allocation of Paragon’s purchase price to the assets acquired. The value of the following intangible assets acquired and the bases for the amortization periods for these intangible assets is as follows:

Developed Product Technology.

The fair value of acquired developed product technology was determined from the discounted value of projected cash flows. Revenues associated with the technology were projected using management’s best estimate of revenues. Cash flows were estimated using estimated profit margins applied to forecasted revenues, and reduced by estimated returns on contributory assets. Contributory assets include net working capital, fixed assets, estimates of the value of customer relationships and assembled workforce, and a fair return on the use of such assets. The estimated cash flows were discounted using a weighted average cost of capital reflecting the risk associated with the cash flows, which was 22% in the case of developed product technology. The tax benefits associated with the annual amortization of the technology were added back on a discounted basis.

The estimated useful life for developed product technology is based upon the period over which the asset is expected to contribute to the future cash flows, taking into account the factors enumerated in FAS 142, paragraph 11. The developed technology life of five years was based on the historic trends of our products, as well as those of the industry in which we operate.

Customer Relationships

The fair value of acquired customer relationships was determined from the discounted value of projected cash flows. There were five major telecommunications industry customers critical to generating Paragon’s revenue, but such customers could be replaced over time. Revenues from the acquired customer base were projected using management’s best estimates based on recent historical experience and forecasts, reduced by those sales directly attributable to the acquired customer backlog. Cash flows were estimated using estimated profit margins applied to forecasted revenues, and reduced by estimated returns on contributory assets. Contributory assets include net working capital, fixed assets, and assembled workforce, and a fair return on the use of such assets. The estimated cash flows were discounted using a weighted average cost of capital reflecting the risk associated with the cash flows, which was 27% in the case of customer relationships. The tax benefits associated with the annual amortization of the customer relationships were added back on a discounted basis.

The estimated useful life for customer relationships is based upon the period over which the asset is expected to contribute to the future cash flows. Although these customers are large players in the telecommunications industry that could potentially have very long lives, considering the volatile and competitive nature of the telecommunications industry, a seven-year life was considered appropriate for these relationships.

We will expand our discussion of fair value and useful lives of purchased intangibles in our next filing.

Stock Options, page 59

8.	Tell us and disclose in your next filing your consideration of FIN 44 in accounting for the stock options with a price greater than or equal to $10 that you exchanged and that were discussed on page 60.

We considered FIN 44, “Accounting for Certain Transactions Involving Stock Compensation” in our accounting for the stock option exchange program. As noted on page 60 of the Form 10-K/A, pursuant to the Company’s option exchange program, eligible employees holding options with a price greater than or equal to $10.00 per share were provided the opportunity to exchange certain outstanding options for new options with exercise prices equal to the fair value of the underlying stock on the grant date. Executive Officers and Board members were excluded from participation. The exchange offer was initiated August 20, 2001 and concluded seven months later on March 20, 2002.

FIN 44, paragraphs 43 and 48 were applied in evaluating the effects of the stock option modification program on our financial statements for the period. There were no other options, stock based compensation, other guarantees or other compensation implied or given to compensate grantees for increases in the market price during the six-month period preceding and following the date the of cancellation of the original options. Accordingly, compensation cost for the modified stock options is recognized in accordance with FIN 44, paragraphs 61 and 62. We will expand our discussion of FIN 44 in our next filing.

Controls and Procedures, page 65

9.	Amend to expand your discussion in MD&A regarding the cause for the material weaknesses in internal controls and procedures, your plans for remediation, the reasons for the delays in remediation and why you believe that your financial statements are fairly presented.

We respectfully request that we be permitted to address the status of our internal controls and procedures, including the status of our remediation efforts and the other issues raised by this comment, in our annual report on Form 10-K for fiscal 2005, which we expect to file with the commission on approximately March 1, 2006.

Form 10-Q for the quarterly period ended September 30, 2005

10.	Please revise to mark the December 31, 2004 balance sheet as “restated.”

We supplementally advise the staff that in the Introductory Note of our Form 10-K/A filed on August 2, 2005, we disclosed our restatement and related details. The consolidated balance sheets for the fiscal years ended December 31, 2004 and 2003 were reported with the caption “As restated” at the top of each column on page 40. As the disclosures related to the restatement were included in our Form 10-K/A, we do not believe we are required to continue to disclose the 2004 and 2003 balance sheets as “restated”.

We subsequently filed our Forms 10-Q (for the quarter ended March 31, 2005 on September 13, 2005, the quarter ended June 30, 2005 on September 14, 2005 and the quarter ended September 30, 2005 on November 9, 2005). In each of these filings, we included the caption “As restated” in the columns containing the comparative prior period restated interim information for the condensed consolidated statement of operations, condensed consolidated statement of cash flows, and affected comparative information in the footnotes as appropriate. We also provided in each of our quarterly filings disclosure of the nature of and effect of the restatement on prior comparative information presented in the filings.

We believe that the presentation of the restatement made in our Form 10-K/A and our Forms 10-Q for the periods and filed as of the dates noted above complies with the requirements of FAS 154, paragraphs 25 and 26, as well as related requirements of APB Opinion 9, paragraph 26 and APB 20, paragraph 37. We respectfully request clarification if you have additional concerns about the adequacy of our disclosure not addressed herein.

11.	Please address the comments regarding Form 10-K for the fiscal year ended December 31, 2004 as applicable.

Please see the responses noted above with respect to our Form 10-K/A. Where appropriate, we will make additional disclosures as described above in our upcoming filings.

*  *  *  *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the staff’s further review, or if the staff has any questions on any of the information set forth herein, please call me at (303) 442-5455.

Sincerely,

/s/ GARY GATCHELL
Gary Gatchell
Chief Financial Officer

cc:	Brian Mandell-Rice, HEIN & ASSOCIATES LLP
Jeffrey J. Knight, KPMG LLP
Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati
Jose F. Macias, Wilson Sonsini Goodrich & Rosati